UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Smith, Leroy W.
   206 North Pine Street
   Orange, CA  92866
2. Issuer Name and Ticker or Trading Symbol
   Pease Oil and Gas Company
   WPOG
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
     June 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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  $0.10 Par Value Common St|6/11/9|C** |V|6,375             |A  |N/A        |6,375              |D     |                           |
ock                        |7     |    | |                  |   |           |                   |      |                           |
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  $0.10 Par Value Common St|6/11/9|C** |V|6,375             |A  |N/A        |11,375             |I     |By Wife                    |
ock                        |7     |    | |                  |   |           |                   |      |                           |
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  $0.10 Par Value Common St|6/11/9|C** |V|11,474            |A  |N/A        |133,474            |I     |By Trusts                  |
ock                        |7     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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  Option To Purchase C|N/A     |N/A  |N/A |N|N/A N/A    |A,D|07/27|01/26|common stock|7,500  |       |Options to P|D  |            |
ommon Stock           |        |     |    |/|           |   |/97  |/02  |            |       |       |urchase     |   |            |
                      |        |     |    |A|           |   |     |     |            |       |       |            |   |            |
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  Option To Purchase C|$1.81   |N/A  |N/A |N|N/A N/A    |A,D|02/10|08/09|common stock|10,000 |       |17,500 Share|D  |            |
ommon Stock           |        |     |    |/|           |   |/97  |/01  |            |       |       |s           |   |            |
                      |        |     |    |A|           |   |     |     |            |       |       |            |   |            |
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  Convertible Debentur|$3.00   |N/A  |N/A |N|N/A N/A    |A,D|08/01|07/31|common stock|66,666 |       |66,666      |I  |By Trusts   |
e                     |        |     |    |/|           |   |/96  |/01  |            |       |       |            |   |            |
                      |        |     |    |A|           |   |     |     |            |       |       |            |   |            |
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  Series A Cum. Conv. |N/A     |6/11/|C** |V|2,000      |D  |N/A  |N/A  |            |       |       |            |D  |            |
Preferred Stock       |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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  Warrant To Purchase |$6.00   |6/11/|C** |V|6,375      |A  |Immed|8/13/|common stock|       |       |6,375       |D  |            |
Common Stock          |        |97   |    | |           |   |     |98   |            |       |       |            |   |            |
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  Series A Cum. Conv. |N/A     |6/11/|C** |V|3,600      |D  |N/A  |N/A  |            |       |       |            |I  |By Trusts   |
Preferred Stock       |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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  Warrant To Purchase |$6.00   |6/11/|C** |V|11,474     |A  |Immed|8/13/|common stock|       |       |11,474      |I  |By Trusts   |
Common Stock          |        |97   |    | |           |   |     |98   |            |       |       |            |   |            |
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  Series A Cum. Conv. |N/A     |6/11/|C** |V|2,000      |D  |N/A  |N/A  |            |       |       |            |I  |By Wife     |
Preferred Stock       |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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  Warrant To Purchase |$6.00   |6/11/|C** |V|6,375      |A  |Immed|8/13/|common stock|       |       |2,000       |I  |By Wife     |
Common Stock          |        |97   |    | |           |   |     |98   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
 ** On June 11, 1997, all of the Company's outstanding $0.01 Series A Cumulative Preferred Stock automatically converted into $0.10 Par Value Common Stock and Common Stock Purchase Warrants pursuant to the terms of the
Articles of Incorporation at a ratio of 3.1875 to 1. Accordingly, the Reporting Person's shares of preferred stock automatically converted into shares of common stock and common stock purchase warrants on June 11, 1997.
NOTES: Mr. Smith served on the Company's Board of Directors representing the Preferred Stockholders. In connection with the automatic conversion of the Preferred Stock discussed above (see **), Mr. Smith's term as a director representing the Preferred Stockholders was also automatically terminated.
SIGNATURE OF REPORTING PERSON
/s/ Patrick J. Duncan, Attorney-In-Fact for LeRoy W. Smith
DATE
 July 8, 1997